Eric C. Jensen	VIA EMAIL AND FEDERAL EXPRESS
T: +1 650 843 5049 ejensen@cooley.com

November 20, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Attention:	Maryse Mills-Apenteng
Matthew Crispino

RE:	Zynga Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed on November 17, 2011

File No. 333-175298

Ladies and Gentlemen:

On behalf of Zynga Inc. (“Zynga” or the “Company”), we are submitting this letter and the following information in response to discussions on November 18, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on July 1, 2011, Amendment No. 1 to the Registration Statement on Form S-1, filed on July 18, 2011, Amendment No. 2 to the Registration Statement on Form S-1, filed on August 11, 2011, Amendment No. 3 to the Registration Statement on Form S-1, filed on September 21, 2011, Amendment No. 4 to the Registration Statement on Form S-1, filed on October 13, 2011, Amendment No. 5 to the Registration Statement on Form S-1, filed on November 4, 2011 and Amendment No. 6 to the Registration Statement on Form S-1, filed on November 17, 2011.

Analysis of Accounting for ZSU-Related Stock-Based Compensation Expense

We understand that the Staff has questions concerning the accounting treatment for performance-based restricted stock unit awards, known as ZSUs, made by the Company to its employees. The Company notes that all ZSUs are subject to two vesting criteria: (i) a time-based service criterion, and (ii) a performance criterion, a liquidity event, defined as either completion of an initial public offering or consummation of a change in control. Until both conditions have been met, the ZSUs are not considered to be vested. Compensation cost, measured on the grant date, is recognized when both the service and performance conditions are probable of achievement.

As discussed in our letter to the Staff dated November 17, 2011, the Company considers both criteria above to be vesting conditions and will not deliver actual shares to any individual until both vesting criteria have been met. As such, an employee granted a ZSU has no benefits associated with ownership of the shares (i.e., no voting rights, no dividend rights, no ability to transfer or sell the underlying shares or ZSUs) until both vesting criteria have been met. In the event of an employee’s termination, the employee would receive vesting credit for the time-

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 20, 2011

Page Two

based requirement reached but only when and if the liquidity event vesting requirement is satisfied. No employee would participate and receive the benefits of their time-based vesting contribution if the liquidity event did not occur. This is quite different than stock options, restricted stock or other equity instruments having only time-based vesting, which have been earned, have value and can be monetized (e.g., in a private transaction) with or without a corporate liquidity event. In addition, the expiration date for the ZSUs is seven years from the grant date and, as such, the liquidity event has to occur within seven years in order for the employee to receive any shares in respect of a ZSU.

In accordance with ASC 718’s definition of “vest” set forth below, the liquidity event under the ZSUs is a vesting condition because a holder does not earn the right to receive shares unless and until a liquidity event occurs:

“A share-based payment award becomes vested at the date that the employee’s right to receive or retain shares, other instruments, or cash under the award is no longer contingent on satisfaction of either a service condition or a performance condition.” [ASC 718-10-20, Glossary]

ASC 718 further defines a performance condition as:

“A condition affecting the vesting, exercisability, exercise price, or other pertinent factors used in determining the fair value of an award that relates to both of the following:

a. An employee’s rendering service for a specified (either explicitly or implicitly) period of time

b. Achieving a specified performance target that is defined solely by reference to the employer’s own operations (or activities).” [ASC 718-10-20, Glossary]

Liquidity events, such as an IPO or change in control, are examples of performance conditions. [paraphrased from ASC 718-10-20, Glossary]

In many cases, a performance award will also require a service period, either explicitly or implicitly (by providing for forfeiture of an award upon termination of employment prior to achievement of a vesting condition). However, companies may elect to structure an equity award, as has Zynga, such that continuous service is not required during the entire performance period, as long as the performance criterion is ultimately achieved. Whether a condition meets the definition of a performance condition only if the employee must provide service “during the performance period” was one of the matters debated in 2005 by the FASB 123R Resource Group (the “Group”). The Group deliberated this issue and whether “during the performance period” meant during the entire performance period, including up to the date the performance condition is met, or only during some portion of the performance period. The Group considered several alternatives but was unable to reach a consensus, and it was agreed that the FASB staff would discuss the issue further with its members.

Members of the Group included FASB staff and representatives from several large accounting firms, as well as SEC observers. A list of the members is attached as Appendix A. If the Staff agrees with the proposal below for a telephonic meeting to discuss this issue, the Company would propose to include in that discussion Alison Spivey, who attended this Group meeting and was at the time Associate Chief Accountant in the SEC’s Office of the Chief Accountant and who is now a partner in Ernst & Young’s National office, and Steven Jacobs, who is also a partner in Ernst & Young’s National office.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 20, 2011

Page Three

Following the Group discussion, Ernst & Young issued to its clients further guidance (the “Guidance”. In relevant part, the Guidance states:

“The Statement 123(R) Resource Group (the Resource Group) concluded that a condition meets the definition of a performance condition only if the employee must provide service to the employer during the performance period. Accordingly, they questioned whether the condition in the above examples should be considered a performance condition. The Resource Group considered several alternatives:

a. The vesting condition is similar to a restriction on resale or a market condition (that does not require employee service through the period the market condition is met), as discussed in Sections 6.3.2 and 4.4.3, respectively, that would be incorporated into the valuation of the award, but not into the determination of whether compensation cost would be recognized or the estimate of the requisite service period. In this circumstance, the likelihood of the vesting condition being achieved would be incorporated into the estimate of fair value on the grant date and that fair value would not subsequently be adjusted. Similar to a market condition that is not met, the compensation cost measured at the grant date would be recognized even if the performance target ultimately is not met.

b. The vesting condition is a condition other than a service, performance or market condition (see Section 5.2.4) that requires that the award be classified as a liability and remeasured at fair value. The other condition would not impact the estimated requisite service period, but would impact whether compensation cost is recognized by virtue of the remeasurement at fair value until settlement.

c. The vesting condition would be considered a performance condition, but the performance period does not affect the requisite service period. Compensation cost would not be recognized if the performance condition is not met. That is, compensation cost is recognized over the required service period if it is probable that performance condition will be met. If that assessment of the probability of the performance condition being met changes, the company would recognize the impact of the change in estimate in the period of the change. If the requisite service has been provided prior to the change in estimate, the effect of the change in estimate would be recognized immediately.

The Resource Group was unable to reach a consensus. Unless further guidance is received from the FASB staff or the FASB, we believe that any of the above approaches would be acceptable. If awards subject to “performance” conditions that do not require employee service are significant, the employer should disclose its accounting policy for those awards and apply that policy consistently.”

The Company considered the approaches described in paragraphs (a), (b) and (c) of the Guidance and concluded that paragraph (c) best matches the accounting consequences of ZSU awards with the economic substance of the transaction, in which the employee receives value—and the Company incurs the related equity dilution—only if and when a liquidity event occurs. The Company does not believe the approaches described in paragraphs (a) and (b) would have

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 20, 2011

Page Four

provided investors a more accurate picture of the economic consequences of ZSU awards. Accordingly, based on the Guidance and the fact that liquidity events are generally included in the definition of performance conditions, the Company believes that paragraph (c) of the Guidance is the most appropriate accounting policy choice for the ZSU awards and accordingly will recognize the compensation expense for ZSUs that have satisfied both vesting conditions upon the occurrence of the proposed IPO, which is the first point at which the achievement of the performance condition will be deemed probable.

In comment 29 in the letter from the Staff to the Company dated September 2, 2011, the Staff asked the Company to cite specific accounting guidance supporting its conclusion that the ZSU liquidity condition was not probable of occurring as of December 31, 2010 and March 31, 2011. In its response, the Company noted the consistency of considering the effectiveness of an IPO as being the date the performance condition was met with a long-standing practice of recognizing cost for compensation arrangements that vest upon a change in control, corporate financing or other liquidity event, which practice is based on an analogy to EITF 96-5, now codified in ASC 805-20-55-50 and 51. The Company believes this analysis is consistent with generally accepted guidance and practice, as set forth in the guidance of not only Ernst & Young (cited in the Company’s response to comment 29) but also the other Big Four accounting firms:

“In certain situations, a company may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs (e.g., an award that vests upon completion of the company’s initial public offering).” (PricewaterhouseCoopers)

“As an IPO generally is not considered to be probable of occurrence until the IPO is effective, no compensation cost would be recognized until an IPO occurs.” (Deloitte)

Disclosure of ZSU-Related Stock-Based Compensation Expense

The Company is mindful of the fact that the manner in which it accounts for ZSUs will cause it to record a significant earnings charge for ZSU-related stock-based compensation the quarter in which an IPO or other liquidity event occurs. In order to fully disclose this earnings charge to prospective investors, the Company has, in several places in the Registration Statement as initially filed and in all amendments, described the charge and quantified it on a pro forma basis as of December 31, 2010 and September 30, 2011. Specifically, the charge is described and quantified throughout the Registration Statement as follows:

•

Page 53 (“MD&A Factors Affecting Our Performance—Vesting of ZSUs” and Page 69 (MD&A—Significant Accounting Policies and Estimates—Stock-Based Compensation”) – “If the initial public offering had occurred on September 30, 2011, we would have recorded $393.0 million of stock-based compensation expense on that date related to ZSUs and would have had an additional $528.5 million in unamortized stock-based compensation expense related to ZSUs.”

•	Page F-31 (Note 8—Stockholders’ Equity) and Page F-36 (Note 9—Unaudited Pro Forma Net Income Per Share for Common Stock) – “If the vesting condition related to

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 20, 2011

Page Five

the qualifying liquidity event had occurred on December 31, 2010, we would have recorded $81.8 million of stock compensation expense on that date related to ZSUs. If the vesting condition related to the qualifying liquidity event had occurred on September 30, 2011, we would have recorded $393.0 million (unaudited) of stock compensation expense on that date related to ZSUs.”

•	Readers of the Registration Statement are directed to Note 9 on page 10 (“Summary Consolidated Financial Data”) and page 43 (“Selected Consolidated Financial Data”).

•

In addition, the impact of this charge on retained earnings (deficit) is described and quantified in the pro forma balance sheet on page F-3 and the related paragraph of Note 1—Organization and Summary of Significant Accounting Policies—Unaudited Pro Forma Balance Sheet on pages F-11 and F-12.

The Company would be happy to consider any suggestions from the Staff with respect to additional disclosure of the compensation charge. For example, the description and quantification of the ZSU-related charge could be added to the footnotes on pages 10 and 43 in place of the existing cross-references to Note 9. In addition, with reference to comment 22 in the letter from the Staff to the Company dated October 7, 2011, the Company would have no objection to the inclusion of ZSU-related stock-based compensation expense in the calculation of pro forma net income (loss) per share attributable to common stockholders at December 31, 2010 and September 30, 2011 on pages 9, 42, F-4 and F-36 (with an expanded explanation in the related footnotes on pages 10, 43 and F-4) if the Staff views such inclusion to be permitted by Rule 11-02(b)(7) of Regulation S-X.

Request for Telephonic Meeting

In light of the importance of this issue and the proposed timing of the initial public offering (particularly in view of the upcoming holidays), the Company requests that it and its advisors have the opportunity to discuss this issue with appropriate representatives of the Staff as early as possible in the day on Monday, November 21, 2011. The Company’s participants will make themselves available for this meeting at any time selected by the Staff. Please advise as soon as possible whether the Staff is amenable to this discussion and, if so, what time would be convenient for the Staff.

Please acknowledge receipt of this letter by file-stamping the enclosed copy and returning it to my attention in the enclosed self-addressed stamped envelope.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 20, 2011

Page Six

Should you have any questions or comments regarding this matter, please feel free to contact me at (650) 843-5049.

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

cc:	David M. Wehner, Zynga Inc.
Reginald D. Davis, Zynga Inc.
Karyn R. Smith, Zynga Inc.
Devang S. Shah, Zynga Inc.
Chrystal N. Menard, Zynga Inc.

Kenneth L. Guernsey, Cooley LLP
John T. McKenna, Cooley LLP

Keith F. Higgins, Ropes & Gray LLP
Brian C. Erb, Ropes & Gray LLP

Pat Hyek, Ernst & Young, LLP
Remco Bartman, Ernst & Young, LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Appendix A

FASB STATEMENT 123(R) RESOURCE GROUP MEMBERS

Paul Munter Partner KPMG LLP (212) 909-5567 pmunter@kpmg.com	Jim Kroeker Partner Deloitte & Touche LLP (203) 761-3726 jkroeker@deloitte.com

Lailani Moody Partner Grant Thornton (212) 542-9823 lmoody@gt.com	Ben Neuhausen Partner BDO Seidman (312) 616-4661 bneuhausen@bdo.com

John Horan Partner PricewaterhouseCoopers LLP (973) 236-4997 john.horan@pwc.com	Carlo Pippolo Partner Ernst & Young LLP (212) 773-1790 carlo.pippolo@ey.com

Bob Laux Director External Reporting Microsoft Corporation (425) 703-6094 boblaux@microsoft.com	Allan Cohen Time Warner (212) 484-8112 allan.cohen@timewarner.com

Diana Scott Towers Perrin (212) 309-3514 Diana.scott@towers.com	Barbara Canup External Reporting Controller Intel Corporation (408) 653-7939 barbara.canup@intel.com

SEC OBSERVERS Alison Spivey Associate Chief Accountant Office of the Chief Accountant spiveya@sec.gov	Shan Benedict Professional Accounting Fellow Office of the Chief Accountant BenedictS@sec.gov

PCAOB OBSERVER Greg Fletcher FASB Liaison fletcherg@pcaobus.org

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

FASB STAFF Reggie Oakley Practice Fellow (203) 956-5284 rdoakley@fasb.org	Russ Golden Senior Technical Advisor (203) 956-5342 rggolden@fasb.org

Larry Smith Director of Technical Application & Implementation Activities (203) 956-5349 lwsmith@fasb.org	Danielle Zeyher Project Manager (203) 956-5265 dtzeyher@fasb.org

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM